                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              (Amendment No. 1)(1)


                                  E-Z-Em, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)



                 Class A Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)



                                    269305207
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             c/o James H. Bell, Esq.
                      Satterlee Stephens Burke & Burke LLP
                           230 Park Avenue, 11th Floor
                    New York, New York 10169; (212) 404-8743
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)



                                  May 13, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box |_|.

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 22 Pages

---------------------                                                             --------------------
 CUSIP No. 269305207                              13D                              Page 2 of 22 Pages
---------------------                                                             --------------------

------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Howard S. Stern
------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a)  [ ]
                                                                                           (b)  [ ]
------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF
------------------------------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEM 2(d) OR 2(e)
                                                                                                [ ]
------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
------------------------------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

                               956,412 shares (See Item 5(b))
                       -------------------------------------------------------------------------------
       NUMBER OF         8     SHARED VOTING POWER
         SHARES
      BENEFICIALLY             445,426 shares (represents shares subject to Proxies; See Item 5(b))
        OWNED BY       -------------------------------------------------------------------------------
          EACH           9     SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH              956,412 shares (See Item 5(b))
                       -------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               None (See Item 5(b))
------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,401,838 shares of Common Stock (including shares subject to
           Proxies)(See Item 5 (a))
------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                [ ]
------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           35.0% (See Item 5(a))
------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 22 Pages

                                                   SCHEDULE 13D

INTRODUCTION.

          Howard S. Stern, the reporting person named below (the "Reporting Person"), filed a statement on Schedule 13D with the Securities and Exchange Commission (the "Commission") on February 14, 1985, with respect to the securities of the issuer (the "Initial Statement").

          The Reporting Person is filing this amendment to the Initial Statement (the "Amendment") to disclose, among other things, the grant by certain friends and relatives of the Reporting Person of proxies in favor of the Reporting Person to vote at the 2002 annual meeting of stockholders of the Company ("2002 Annual Meeting").

          In accordance with Rule 101 (a) (2) (ii) of Regulation S-T promulgated by the Commission, this Amendment constitutes a restatement of the text of the Initial Statement.


ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the Class A common stock, par value $0.10 per share (the "Class A Common Stock") of E-Z-Em, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 717 Main Street, Westbury, New York 11590-5021.


ITEM 2.   IDENTITY AND BACKGROUND.

          The Reporting Person is a natural person and has a business address of 717 Main Street, Westbury, New York 11590-5021. The present principal occupation or employment of the Reporting Person is as Chairman of the Board and director of the Company, a company primarily engaged in developing, manufacturing and marketing diagnostic products used by radiologists and other physicians during image-assisted procedures to detect anatomic abnormalities and disease. The Reporting Person is a United States citizen.

          During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          As stated in the Initial Statement, the securities were acquired with personal funds pursuant to the corporate reorganization in 1962 of E-Z-Em Company, Inc., the predecessor of the Company.


                               Page 3 of 22 Pages

ITEM 4.   PURPOSE OF TRANSACTION.

          As stated in the Initial Statement, the securities were acquired by the Reporting Person, one of the founders of the Company, as an investment.

          By virtue of the Reporting Person's positions as Chairman of the Board of Directors of the Company and a director of the Company and the Reporting Person's record and beneficial ownership of approximately 24% of the voting securities of the Company (exclusive of the shares of Class A Common Stock subject to the Proxies (as defined in Item 6 below)), the Reporting Person may be deemed to have the power to influence the management and policies of the Company. (Another large stockholder group, comprised of descendants of the Reporting Person's former partner and co-founder of the Company, also has representation on the Board of Directors and is believed to own a comparable amount of Class A Common Stock.)

          The Company's Board of Directors currently consists of eight directors. The Board is classified into three classes, each of which has a staggered three-year term. The Reporting Person's term as a Class III director expires at the 2002 Annual Meeting. The Reporting Person is a party to an agreement with the Company effective as of January 1, 2002 (the "Agreement"), providing for the Reporting Person to perform services for the Company as an independent contractor over a three-year term. The Agreement requires the Company to nominate the Reporting Person as a director of the Company for a three-year term on the Company's slate of directors for the 2002 Annual Meeting. In the Agreement, the Company also acknowledged that it is the current intention of the Board of Directors that the Reporting Person be elected as the Chairman of the Board for a one-year term commencing October 2002, or for such longer term as the Board determines.

          As is reported in detail in response to Item 6 hereof, the Reporting Person has been granted Proxies by certain close friends and relatives to vote their shares of Class A Common Stock at the 2002 Annual Meeting. The purpose of this action is to enable the Reporting Person to prevent the adoption and implementation of structural changes involving the capital structure and management of the Company which the Reporting Person believes may be proposed for adoption at the 2002 Annual Meeting and which he believes are not in the interests of stockholders. Under the Company's certificate of incorporation, some or all of these structural changes would require the affirmative vote of 66% of the outstanding Class A Common Stock.

          The Reporting Person, in his capacity as a stockholder and not as a director or Chairman of the Board, has submitted a "stockholder proposal" to the Company for inclusion as such in the proxy materials for the 2002 Annual Meeting. This proposal requests that the Board of Directors take the necessary steps to implement cumulative voting in the election of directors of the Company (the "Reporting Person's Stockholder Proposal").

          The Reporting Person may approach members of the Company's management in connection with the foregoing and/or any other matter enumerated in clauses
(a) through (j) of Item 4 of Schedule 13D and/or the Reporting Person, in his position as the Chairman of the Board and a director of the Company, may seek to influence the management of the Company.


                               Page 4 of 22 Pages

          The descriptions of the Agreement and the Reporting Person's Stockholder Proposal contained in this Item 4 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Agreement and the Reporting Person's Stockholder Proposal, copies of which are attached hereto as Exhibits II and III, respectively, and incorporated herein by reference.

          Except for the plans and proposals described above in this Item 4 (inclusive of the provisions of the documents incorporated herein by reference), the Reporting Person has no plans or proposals which relate to or would result in any action enumerated in subsections (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The aggregate number and percentage of shares of Class A Common Stock beneficially owned by the Reporting Person on the date hereof are 1,401,838 shares of Class A Common Stock (inclusive of (i) 956,412 shares of Class A Common Stock owned of record by the Reporting Person and (ii) 445,426 shares of Class A Common Stock subject to Proxies (as defined in Item 6) granted in favor of the Reporting Person), or approximately 35.0% of the 4,001,958 shares of Class A Common Stock issued and outstanding as of April 9, 2002, as set forth in the Company's Form 10-Q for the quarterly period ended March 2, 2002, filed with the Commission on April 16, 2002.

          (b) The Reporting Person may be deemed to have the sole power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 956,412 shares of Class A Common Stock owned of record by him. In addition, the Reporting Person may be deemed to share the power to vote (and direct the vote of) an aggregate of 445,426 shares of Class A Common Stock subject to the Proxies.

          (c) Except for the obtaining of the Proxies with respect to an aggregate of 445,426 shares of Class A Common Stock (as more fully described in Item 6 below), during the past 60 days, the Reporting Person has not effected any transaction in the Class A Common Stock.

          (d) Except for the record owners of the shares of Class A Common Stock that are the subject of the Proxies, each of whom has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock owned beneficially and/or of record by such person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Company beneficially owned by the Reporting Person.

          (e) Not applicable.


                               Page 5 of 22 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The Initial Statement disclosed that an agreement existed to vote jointly and to refrain from selling until August 2, 1987 1,000,000 shares owned of record by the Reporting Person and 1,000,000 shares owned of record by Betty
S. and Philip H. Meyers. That agreement expired in accordance with its terms on August 2, 1987. However, in accordance with Rule 101 (a) (2) (ii) of Regulation S-T promulgated by the Commission, since this Amendment constitutes a restatement of the text of the Initial Statement, a copy of this agreement is being filed as Exhibit I hereto.

          The Reporting Person has been appointed as proxy for each of the following persons to vote all shares of Class A Common Stock of the Company to which such persons are entitled to vote at the 2002 Annual Meeting, pursuant to the individual proxies listed in Item 7 below and attached as Exhibits hereto (collectively, the "Proxies"):

----------------------------------------------------------------------------------------------------
                                            Amount of Class A
   Name of Person(s)                           Common Stock
     Granting Proxy                         Beneficially Owned          Nature of Beneficial
      ("Grantor")         Date of Proxy       by Grantor (1)                  Ownership
      -----------         -------------       --------------                  ---------
----------------------------------------------------------------------------------------------------
Rubem Pochaczevsky &       May 13, 2002       125,652 shares         Owned beneficially and held
Frieda Feldman, Joint                                                in street name by broker(s)
Tenants
----------------------------------------------------------------------------------------------------
Seth F. Stern              May 14, 2002       159,887 shares         Owned beneficially and  held
                                                                     in street name by broker(s)
----------------------------------------------------------------------------------------------------
Rachel Stern Graham        May 30, 2002       159,887 shares         Owned beneficially and  held
                                                                     in street name by broker(s)
----------------------------------------------------------------------------------------------------
                           Total:             445,426 shares
----------------------------------------------------------------------------------------------------
(1)  Based upon documentary information provided to the Reporting Person by the Grantor(s) with respect to his, her or their (as the case may be) ownership of shares of Class A Common Stock at the time of the execution and delivery of the Proxy. The actual number of shares of Class A
     Common Stock, if any, that may be subject to any Proxy on the date of the 2002 Annual Meeting may be different from that listed above, since (i) the number of shares of Class A Common
     Stock owned by any Grantor(s) may change prior to the 2002 Annual Meeting and/or (ii) any
     Proxy may be revoked at any time by the Grantor(s) thereof.
----------------------------------------------------------------------------------------------------

          The descriptions of the Proxies contained in this Item 6 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Proxies, copies of which are attached hereto as Exhibits IV through VI, respectively, and incorporated herein by reference.

          Except as described above, the Reporting Person is not a party to any contracts, arrangements, understandings or relationships with respect to the securities of the issuer that are required to be disclosed under Item 6 of
Schedule 13D.


                               Page 6 of 22 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

I. Agreement dated September 5, 1984 among the Reporting Person and Phillip H. and Betty S. Meyers (Note: expired)

II Agreement effective as of January 1, 2002 between the Company and the Reporting Person

III Stockholder Proposal submitted to the Company by the Reporting Person on May 28, 2002

IV. Proxy dated May 13, 2002 executed by Rubem Pochaczevsky & Frieda Feldman, Joint Tenants, in favor of the Reporting Person

V. Proxy dated May 14, 2002 executed by Seth F. Stern in favor of the Reporting Person

VI. Proxy dated May 30, 2002 executed by Rachel Stern Graham in favor of the Reporting Person

                               Page 7 of 22 Pages

                                    SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 13, 2002






                                               /s/ HOWARD S. STERN
                                               -----------------------------
                                               Howard S. Stern, Individually














                               Page 8 of 22 Pages

                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                                     Page
Number  Description                                                          No.
------  -----------                                                         ----

I Agreement dated September 5, 1984 among the Reporting Person and 10 Phillip H. and Betty S. Meyers (Note: expired)
II Agreement effective as of January 1, 2002 between the Company and 12 the Reporting Person
III     Stockholder Proposal submitted to the Company by the Reporting        19
        Person on May 28, 2002
IV Proxy dated May 13, 2002 executed by Rubem Pochaczevsky & Frieda 20 Feldman, Joint Tenants, in favor of the Reporting Person
V Proxy dated May 14, 2002 executed by Seth F. Stern in favor of the 21 Reporting Person
VI Proxy dated May 30, 2002 executed by Rachel Stern Graham in favor 22 of the Reporting Person















                               Page 9 of 22 Pages

                                                                       EXHIBIT I
                                                                       ---------

                                    AGREEMENT


         AGREEMENT dated September 5, 1984 by Howard S. Stern ("Stern") and Phillip H. and Betty S. Meyers (collectively "Meyers")

         Intending to be legally bound, the parties agree as follows:

1.       Background

         1.1 Stern and Meyers each owns in excess of 1,000,000 shares of common stock ("Stock") of E-Z-EM, Inc., a Delaware corporation ("Company").

         1.2 The parties may in the future acquire additional Stock upon the exercise of stock options, by open market purchases or otherwise.

         1.3 The parties wish to restrict the voting and disposition of an aggregate of 2,000,000 shares of Stock ("Restricted Shares"), consisting of 1,000,000 shares owned by Stern and 1,000,000 shares owned by Meyers.

2. Voting of Restricted Shares. During the term of this Agreement, the parties will vote the Restricted Shares at any annual or special meeting of the company's shareholders and will execute consents or other documents as shareholders with respect to such shares only as they may jointly agree, and if they do not agree none of the Restricted Shares shall be so voted nor shall any consent or other document so executed with respect to such shares be valid or effective.

3.       Disposition of Restricted Shares.

         3.1 During the term of this Agreement, the parties will not sell, donate, transfer or otherwise dispose of any Restricted Shares except as specifically provided in this Section 3.

         3.2 To the extent that, immediately prior to any disposition of Stock, the party wishing to make such disposition owns in excess of 1,000,000 shares of Stock, such party shall have the right to dispose of such shares without restriction under this Agreement, and such shares shall not be deemed Restricted Shares hereunder.

         3.3 In the event that, immediately prior to any disposition of Stock, the party wishing to make such disposition does not own in excess of 1,000,000 shares of Stock, all of the shares owned by such party shall be deemed Restricted Shares, and the maximum number of such shares that such party may sell, donate, transfer or otherwise dispose of during any fiscal quarter of the Company shall not exceed one percent of the Company's common stuck issued and outstanding as of the end of the immediately preceding fiscal quarter.

         3.4   Notwithstanding the provisions of Section 3.3, any party may:



                                                             Page 10 of 22 Pages

                           (a) pledge Restricted Shares to secure loans from
                  banks or other institutional lenders, provided that the pledgee is advised in writing of the restrictions on disposition of such shares and agrees in writing to be bound thereby; and

                           (b) deliver Restricted Shares to the Company -in full
                  or partial payment for shares acquired upon the exercise of stock options, provided that the shares so acquired shall be subject to this Agreement.

4. Changes In Capitalization. In the event of a stock dividend, stock split, recapitalization, combination, subdivision, pro rata issuance of rights to shareholders or other similar corporate change affecting the Stock, the number and class of shares that will be deemed Restricted Shares under this Agreement will be adjusted accordingly.

5.       Term.  This Agreement shall be effective September 5, 1984 until
August 2, 1987.

6. Entire Agreement. This Agreement constitutes the entire agreement of the parties as to the subject matter hereof, supersedes all prior agreements relating to the same subject matter (including the Agreement dated August 11, 1983) and may be amended or modified only by a written instrument executed by all of the parties.

7. Successors; Assigns. This Agreement will unconditionally bind and inure to the benefit of the parties hereto and each of their respective successors, assigns and personal representatives, but may not be assigned or otherwise transferred. Upon the death of any party and prior to termination of this Agreement, such party's rights shall be exercised and obligations fulfilled by the person or persons to whom such parry's share of Stock shall pass by will or the laws of descent and distribution.

8. Governing Law. This Agreement will be governed by and construed under the laws of Delaware, including Section 218 of the Delaware General Corporation Law.

         IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement to be effective from the date first above written.


                                 /s/Howard S. Stern                      (SEAL)
                                 ---------------------------------------
                                 Howard S. Stern


                                 /s/Phillip H. Meyers                    (SEAL)
                                 ---------------------------------------
                                 Phillip H. Meyers


                                 /s/Betty S. Meyers                      (SEAL)
                                 ---------------------------------------
                                 Betty S. Meyers



                                        2
                                                             Page 11 of 22 Pages

                                                                      EXHIBIT II
                                                                      ----------

                                    AGREEMENT

         THIS AGREEMENT (the "Agreement"), effective as of January 1, 2002 by and between E-Z-EM, Inc., a Delaware corporation (the "Company") and Howard Stern ("Stern").

         WHEREAS, Stern is the Chairman of the Board of Directors of the Company (the "Board") and previously served as President and Chief Executive Officer of the Company; and

         WHEREAS, the Company recognizes Stern's past contributions to the Company and wants to provide for the continuation of his contributions to the Company.

         NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Position. Stern shall provide to the Company those services set forth on Exhibit A hereto, as Exhibit A may be amended from time to time with the consent of both the Company and Stern (the "Services"). Stern shall provide up to a maximum of 125 days per annum to Company, as may be necessary to perform the Services. In the event such period of time is exceeded, and per the specific request of the Chief Executive Officer of the Company (the "CEO") and on reasonable notice, Stern agrees to provide additional services and to perform projects and assignments assigned by the CEO for additional compensation to be agreed upon in advance between Stern and the CEO and approved by the Board.

2. Independent Contractor. Stern shall perform the Services as an independent contractor and not as an employee of the Company. The Company shall not withhold any amounts for taxes from payments made to Stern. Stern shall be responsible for the payment of all taxes in connection with amounts paid to him by the Company and shall indemnify the Company and hold the Company harmless with respect to the payment of all such taxes.

3. Board of Directors. The Company agrees to propose and nominate Stern as a Director of the Company for a three year term on the Company's slate of Directors when Stern comes up for re-election in October 2002. The Company acknowledges that it is the current intention of the Board that Stern be elected as the Chairman of the Board for a one-year term commencing October 2002, or for such longer term as the Board determines. So long as Stern is the Chairman of the Company he shall receive twice the Director's fees and other compensation (including cash, stock and options) as is received by other Directors of the Company. Payment of director fees and other compensation shall commence on December 1, 2001. If at any time Stern is a Director (but not the Chairman) of the Company he shall receive the normal Director's fees and compensation paid to other Directors.

4. Term. The term of this Agreement shall be thirty-six (36) months, commencing on January 1, 2002 and terminating on December 31, 2004 (the "Term"); provided that the Term shall sooner terminate upon the earlier of Stern's death or a Change in Control. For purposes of



                                                             Page 12 of 22 Pages
     this Agreement, a "Change in Control" shall have the meaning set forth in the Company's standard Change in Control Agreement.

5. Compensation. In consideration of his performance of the Services, and in addition to the compensation and benefits to which Stern is entitled under paragraphs 3, 6, 7, 8, 9 and 10 hereof, Stern shall receive thirty-six (36) equal monthly payments of $20,833.34 payable on the first day of each month commencing January 1, 2002 (it being understood that the payments due on January 1, 2002 and February 1, 2002 shall be paid upon the execution and delivery of this Agreement by Stern and the Company). Stern shall continue to receive such payments upon his disability (as defined in the Company's standard employment policy), but such payments shall cease upon the end of the month in which the sooner to occur of Stern's death or a Change in Control occurs.

6. Bonus. Stern shall be entitled to receive a pro-rata portion of the bonus payable pursuant to the existing Company and AngioDynamics Bonus Plans, if any such bonus is paid, for the period June, 1, 2001 to November 30, 2001. Commencing December 1, 2001, Stern shall no longer participate in either the Imaging or AngioDynamics Bonus Plans. Notwithstanding the foregoing, nothing shall restrict the Board (or the AngioDynamics board) from awarding Stern, in its discretion, a bonus or additional compensation for services rendered or goals achieved above and beyond the duties and responsibilities assigned to Stern under this Agreement.

7. Benefits. During the Term, the Company shall pay for or reimburse Stern for medical and dental benefits (of equal coverage to the existing Company policies for Stern) for Stern and his spouse.

8. Business Expenses. During the Term and only so long as Stern is Chairman of the Board, the Company shall provide Stern with an annual sum of up to $80,000 to reimburse Stern for reasonable business expenses incurred in connection with his performance of the Services. All meetings and travel shall be pre-approved by the CEO based upon an annual meeting and travel schedule established by Stern and the CEO. If Stern's business expenses exceed $80,000 per annum, he shall be reimbursed for such additional expenses only if they are pre-approved by the CEO and the Board, whose approval shall not be unreasonably withheld if such business expenses are reasonable and necessary.

9. Vehicle, Office and Secretary. During the Term, the Company shall furnish Stern with an automobile for his use in accordance with Company policy (either the vehicle currently being used by Stern or an equivalent new vehicle) and his current office and secretary.

10. Split Dollar Insurance. The Company shall continue to honor its obligations under the split-dollar life insurance agreements for Stern dated May 27, 1998 (the "Split Dollar Agreements").

11. Confidentiality. Stern shall execute the Company's standard Nondisclosure and Assignment of Inventions Agreement (the "NDA"), which shall prohibit his use and disclosure of

                                        2
                                                             Page 13 of 22 Pages
     confidential information during the Term and thereafter until such information no longer constitutes confidential information.

12. Non-Competition. Provided that the Company shall not be in material breach of its obligations under paragraphs 1, 3, 5, 6, 7, 8, 9 and 10 hereof (it being understood that no such material breach shall be deemed to have occurred until and unless Stern has provided the Company with written notice of such material breach and the Company has not cured such breach in all material respects within thirty days after receipt of such notice), Stern agrees that during the Term and for a period of twelve (12) months following the termination or expiration of this Agreement, he shall not in any state or territory of the United States in which the Company conducts business, directly or indirectly, own, manage, operate, control, be employed by, be a shareholder of, be an officer of, participate in, contract with or be connected in any capacity or any manner with any business that directly or indirectly (whether through related companies or otherwise) manufactures, develops, designs, distributes, sells, or markets any product, device or equipment substantially similar to any product, device or equipment which during the Term has been manufactured, marketed, sold or distributed by the Company or any product, device or equipment (unless such product, device or equipment has been abandoned by the Company or such product, device or equipment is not competitive with the Company's business) which the Company was developing or designing during the Term for future manufacturing, marketing, sale and distribution; provided, however that nothing herein shall prohibit Stern from owning, directly or indirectly, as a passive investor, in the aggregate not more than one percent (1%) of the outstanding publicly traded stock of any company that competes with the Company.

13.  Miscellaneous.

     13.1 Notices. All notices, requests and other communications hereunder must be in writing and shall be deemed to have been duly given only if delivered personally against written receipt or by facsimile transmission or mailed by prepaid first class certified mail, return receipt requested, or mailed by overnight courier prepaid, to the parties at the following addresses or facsimile numbers:

             If to the Company:
             E-Z-EM, Inc.
             717 Main Street
             Westbury, NY 11590
             Attn: President & CEO
             Facsimile: (516) 333 - 8209

             If to Stern:

             Howard S.  Stern
             23 I.U. Willets Road
             Old Westbury, NY 11568
             Facsimile: (516) 997-8626


                                        3
                                                             Page 14 of 22 Pages

             With a copy to:

             Paul M.  Brown, Esq.
             Satterlee Stephens Burke & Burke LLP
             230 Park Avenue
             New York, NY 10169-0079
             Facsimile: (212) 818-9806

             Any party may from time to time change its address or facsimile number for the purpose of notices to that party by a similar notice specifying a new address or facsimile number, but no such change shall be deemed to have been given until it is actually received by the party sought to be charged with its contents.

     13.2 Entire Agreement. This Agreement, together with the NDA and the Split Dollar Agreement, supersede all prior discussions and agreements between the parties with respect to the subject matter hereof and thereof and contain the sole and entire agreement between the parties hereto with respect to the subject matter hereof and thereof. Without limiting the foregoing, all prior agreements between the Company and Stern relating to his employment by the Company, his provision of services to the Company and the payment to him of compensation (salary, bonus and otherwise) and benefits (stock, options, insurance and otherwise) are hereby agreed to be null and void; provided, however, the foregoing shall not apply to options, vested or unvested, previously granted to Stern by the Company or AngioDynamics.

     13.3 Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by law or otherwise afforded, shall be cumulative and not alternative.

     13.4 Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

     13.5 No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other person.

     13.6 Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder of Stern may be assigned (by operation of law or otherwise) without the prior written consent of the Company and any attempt to do so shall be void.

                                        4
                                                             Page 15 of 22 Pages

     13.7 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement shall not be materially and adversely affected thereby, (a) such provision shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and
             (d) in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

     13.8 Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

     13.9 Dispute Resolution. Any dispute, controversy or claim between the Company and the Consultant arising from or in connection with this Agreement (a "Dispute") regardless of the magnitude thereof or the amount in controversy or whether such Dispute would otherwise be considered justiciable or ripe for resolution by a court or arbitral tribunal, shall be submitted to, and finally determined by, arbitration in accordance with the AAA Commercial Rules. Any award pursuant to such arbitration may be enforced in any court having competent jurisdiction. The prevailing party shall recover its legal fees and costs from the non-prevailing party.

     13.10 Construction. The parties hereto agree that this Agreement is the product of negotiation between sophisticated parties and individuals, all of whom were represented by counsel, and each of whom had an opportunity to participate in and did participate in, the drafting of each provision hereof. Accordingly, ambiguities in this Agreement, if any, shall not be construed strictly or in favor of or against any party hereto but rather shall be given a fair and reasonable construction without regard to the rule of contra proferentum.

     13.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     13.12 Captions. Captions herein are inserted for reference purposes only and shall not affect the interpretation or construction of this Agreement.

     13.13 Further Assurances. Each party hereto, at its own expense, shall deliver all such further instruments and documents as may reasonably be requested by the other party in order to fully carry out the intent and accomplish the purposes of the transactions referred to therein.

                                        5
                                                             Page 16 of 22 Pages

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.


E-Z-EM, INC.

By:  /s/ ANTHONY LOMBARDO                         By:  /s/ HOWARD STERN
     -------------------------                         ------------------------
Name:    Anthony Lombardo                                  Howard Stern
Its:     CEO











                                        6
                                                             Page 17 of 22 Pages

                                                                       Exhibit A
                                                                       ---------

CHAIRMAN DUTIES:

1. Chair regular and special BOD Meetings, with the assurance that they are held in a timely fashion. Will Chair both the AngioDynamics and the E-Z-EM Boards.

2. Consult with the President/CEO of E-Z-EM and AngioDynamics, as well as with other BOD members, to set the agenda for the BOD Meetings.

3. COB is to ensure that the BOD focuses on governance and shareholder rights with attention paid to maximizing shareholder value.

4. COB to provide advice and leadership to the BOD; communications to the BOD will be made on a regular and timely fashion.

5.    Provide advice and support to the President and CEO.

6. COB will work with the investment community, where appropriate, to support the efforts of the various Investor Relation Programs of the entire Company. He will assist the President/CEO as appropriate. He will use his networking connections, as well as those of the other members of the BOD, to assist in this effort.

7. COB, based on his industry experience and knowledge, will provide support and guidance to the various strategic and tactical initiatives of the Company.

8. Meet on a regular basis with the President/CEO to discuss the Company and its strategy.


SERVICES:

A) Attend selective industry meetings to keep abreast of current trends. A defined set of meetings will be established and reviewed on an annual basis. Typical of these meetings will be: RSNA, SGR, SCIVR, DDW, and ACG. (This list is not meant to be all-inclusive).

B) The COB will support the Management Team in specific negotiations as requested by the President/CEO or directed by the BOD.

C) The COB may be asked to establish industry panels in specific areas that will support the Company's strategic plan.

D) The COB will use his extensive industry network to search out, investigate, and recommend projects that have the potential to be "killer-projects" and thus be change agents or paradigm shifters to enhance the growth of the Company and thus enhance shareholder value. (I call this the "RFD" projects.)

The above will be accomplished within the established budgets, and procedures, of the Company.

                                        7
                                                             Page 18 of 22 Pages

                                                                     EXHIBIT III
                                                                     -----------


                              SHAREHOLDER PROPOSAL

         WHEREAS, it is in the best interests of the stockholders of the Company that there be cumulative voting for the election of directors, so that each stockholder is entitled to as many votes as is equal to the number of shares of such holder multiplied by the number of directors to be elected, and such holder may cast all of such votes for a single candidate, or any two or more of them, as such holder may see fit;

         NOW, THEREFORE, IT IS RESOLVED, that the stockholders of the Company hereby request the Board of Directors to take the necessary steps to implement cumulative voting in the election of directors as soon as practicable.


                              SUPPORTING STATEMENT

         Cumulative voting in the election of directors is required by the laws of several states and has been adopted by many public corporations. It allows stockholders to concentrate their votes for the candidate or candidates they favor, giving those candidates - particularly those who are not nominated by management - a much greater chance to be elected than they would otherwise have. Cumulative voting thus enfranchises stockholders who feel their interests are not adequately represented by management. It also tends to make management more attentive to the views of all stockholder groups and to nominate candidates who will manage for the benefit of all stockholders. With cumulative voting, no management nominee is assured of being re-elected regularly - management cannot afford to field any weak candidates for director.

         Delaware law does not require cumulative voting unless the corporation's certificate of incorporation so provides. This proposal, if adopted, will not implement cumulative voting by itself; without further action by the Board of Directors and the stockholders will be required to amend the Company's certificate of incorporation.





                                                             Page 19 of 22 Pages

                                                                      EXHIBIT IV
                                                                      ----------

PROXY

                                  E-Z-EM, INC.

                       2002 ANNUAL MEETING OF STOCKHOLDERS

         The undersigned, Rubem Pochjczevsky and Frieda Feldman, stockholders of E-Z-Em, Inc. (the "Company"), hereby appoint(s) Howard S. Stern as proxy for the undersigned, with full power of substitution and revocation, and hereby authorizes him to represent all shares of Class A Common Stock of the Company which the undersigned is entitled to vote at the 2002 annual meeting of stockholders of the Company to be held on ____________, 2002, and at any adjournment thereof, with all powers the undersigned would possess if personally present, and to vote said shares in his discretion upon all business that may properly come before the meeting.

                        Dated:     May 13, 2002

                        Signature: /s/ Rubem Pochjczevsky
                                   -------------------------------------------

                                   /s/ Frieda Feldman
                                   -------------------------------------------

                        Name:      Rubem Pochjczevsky
                                   -------------------------------------------
                                   (as it appears on the books of the Company)

                                   Frieda Feldman
                                   -------------------------------------------
                                   (as it appears on the books of the Company)













                                                             Page 20 of 22 Pages

                                                                       EXHIBIT V
                                                                       ---------
PROXY

                                  E-Z-EM, INC.

                       2002 ANNUAL MEETING OF STOCKHOLDERS

         The undersigned, Seth F. Stern, a stockholder of E-Z-Em, Inc. (the "Company"), hereby appoint(s) Howard S. Stern as proxy for the undersigned, with full power of substitution and revocation, and hereby authorizes him to represent all shares of Class A Common Stock of the Company which the undersigned is entitled to vote at the 2002 annual meeting of stockholders of the Company to be held on October 15, 2002, and at any adjournment thereof, with all powers the undersigned would possess if personally present, and to vote said shares in his discretion upon all business that may properly come before the meeting.

                          Dated:     May 14, 2002

                          Signature: /s/ Seth F. Stern
                                     -------------------------------------------

                          Name:      Seth F. Stern
                                     -------------------------------------------
                                     (as it appears on the books of the Company)










                                                             Page 21 of 22 Pages

                                                                      EXHIBIT VI
                                                                      ----------
PROXY

                                  E-Z-EM, INC.

                       2002 ANNUAL MEETING OF STOCKHOLDERS

         The undersigned, Rachel S. Graham, a stockholder of E-Z-Em, Inc. (the "Company"), hereby appoint(s) Howar S. Stern as proxy for the undersigned, with full power of substitution and revocation, and hereby authorizes him to represent all shares of Class A Common Stock of the Company which the undersigned is entitled to vote at the 2002 annual meeting of stockholders of the Company to be held on _____________, 2002, and at any adjournment thereof, with all powers the undersigned would possess if personally present, and to vote said shares in his discretion upon all business that may properly come before the meeting.


                          Dated:     May 30, 2002

                          Signature: /s/ Rachel Stern Graham
                                     -------------------------------------------

                          Name:      Rachel Stern Graham
                                     -------------------------------------------
                                     (as it appears on the books of the Company)














                                                             Page 22 of 22 Pages